Exhibit 99.1

NEWS RELEASE

OLYMPUS COMMENCES MALAYSIAN GOLDFIELD FEASIBILITY

Toronto, September 8, 2011-Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus ") Chief Executive Officer, John Seton is pleased to announce the Company's plan to move the Bau Central Gold Project in Malaysia into feasibility, with the objective of achieving a favourable development decision targeting stage  one production of 100,000 oz of gold per annum by 2014.

The Bau Goldfield is in Sarawak, East Malaysia and is spread over a large geographic area, in which the Company owns existing mining rights containing a current JORC/NI43-101  gold resource of 0.56M oz indicated (10,963 tonnes @ 1.60g/t Au) and 1.89M oz inferred (35,808,000 tonnes @ 1.64g/t Au). This resource is in multiple deposits at varying levels of development and resource status. (See Olympus press release dated June 24, 2010).

Exploration, mining feasibility, and environmental studies are now in progress to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in a sequential manner.

BAU CENTRAL

Jugan Deposit

Jugan is a near surface deposit, which conceptual mining studies have indicated is amenable to rapid development at relatively low capital cost. Since Jugan is the most advanced Bau deposit with a resource already at “Indicated” status, it is the logical deposit to develop first.

The current Jugan NI 43-101/JORC resource is as shown below:

Category	Cutoff	Tonnes	Grade g/t	Ounces
Indicated	0.75	10,963,000	1.60	563,900

The resource is open-ended, both laterally and at depth. Trenching (now in progress) is demonstrating that surface mineralization extends laterally beyond earlier assumed resource boundaries, whilst DIGHEM analysis is showing deeper zones that are yet to be closed off by drilling. Step-out drilling on these zones during 4Q, 2011 is expected to expand the Jugan resource significantly beyond the above figure.

In tandem with the above resource expansion, mining feasibility studies (including open-pit design, metallurgical, process and environmental studies) have commenced. The deposit outcrops on a low hill that is amenable to open-pit extraction, with little or no pre-stripping being first required. A prior metallurgical report by Orway Metallurgical Consultants in July 2008 indicates that the ore is responsive to concentration by gravity and flotation. This historic test work indicated flotation recoveries of 88-93% and cyanidation recoveries of 85-88% on un-optimized, oxidized concentrates. Definitive metallurgical test work is now in progress to optimize beneficiation and specify additional process options. The Jugan deposit is located within a sparsely populated and undeveloped area, where social and environmental factors are deemed favorable to early development.

The indicative development schedule provides for resource definition, mine planning, metallurgical, environmental, and feasibility studies to be completed by late 2012, followed by a construction phase during 2013 and initial production in 2014.

Other Bau Central Deposits

It is planned that Bau gold production may later be increased by phasing other deposits into simultaneous production.

To upgrade and expand current resources, extensive resource and exploration drilling programmes are currently in progress at BEKAJANG  and TAITON. Bekajang is the site of the historic Tai Parit open-pit gold mine, which closed in 1996 after several phases of prior mining with recorded production in the order of 1.5M oz.  Olympus’ current drilling is revealing the potential for further production of similar size from this Sector. Results include hole BYDDH-02: 40.00m @ 4.79 g/t Au, including 20.50 m at 6.91 g/t Au and 2.50m @ 18.64 g/t Au (See Olympus press release dated May 19, 2011), from which extensive step-out drilling is now in progress.

Taiton is similarly the site of extensive historic mining, principally by the British Borneo Company last century and more latterly by Bukit Young Goldmines. Olympus’ drilling results to date also indicate significant further mining potential within this Sector.

Since October last year, approximately 15,000 metres of drilling has been completed within Bekajang and Taiton Sectors and a further 10,000 metres of drilling is to be completed by end 2011. Based on results from these two sectors alone, it is anticipated that a project review and a new estimate of increased and upgraded resources will be announced early in 2012.

Company Chief Executive Officer, John Seton, said: “This is an exciting time for the company. With large projects such as Bau rapidly advancing, the company is poised to add significant shareholder value and to achieve mid tier status within the next couple of years”.

Olympus is a diversified gold company focused on three advanced properties; the Bau Goldfield in East Malaysia and Bong Mieu and Phuoc Son in central Vietnam. The Company is presently producing gold from its two plants in central Vietnam. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and bring on new production at the Bau Goldfield upon completion of the Bau feasibility studies now underway. The company also contemplates a substantial increase of its attributed gold resources during 2011, through the exploration of advanced properties with demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

John A. G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.